Exhibit 10.14

January 29, 2004

Russell Testa

250 North Cerritos Dr.

Palm Springs, CA 92262

Dear Russ:

I am thrilled to confirm our offer to you as Vice President of Human Resources with Jamba Juice. In this capacity you will report to me and be based in our San Francisco headquarters.

Your annual base salary will be $200,000, payable bi-weekly. We are also pleased to provide you with a sign-on bonus of $20,000, less applicable taxes, which will be paid to you on the first payroll cycle after your start date.

You will be eligible for an annual target bonus of 40% of your base salary. Your bonus award will be based on the Company’s performance against its Net Income Goal (50%), Comparable Sales (25%) and your Personal Performance (25%). The bonus award is determined and paid out after the close of the fiscal year and will be prorated for fiscal year 2004.

In addition to your target bonus payment, you will be eligible to receive 6,400 Leverage Bonus Points. Each point has a value that is determined by the Company’s performance against its Net Income Plan for that fiscal year. For fiscal year 2004, this payment will also be prorated.

I am also pleased to provide you with 100,000 Incentive Stock Options. The date of your grant will be the final day of the fiscal quarter in which you are hired. The price of your options will be the current price on the day the stock is granted. The current strike price is $2.13 per share. Your stock grant will be fully vested at the end of four (4) years. Details of the Incentive Stock Option Plan will be forwarded to you after your shares have been granted.

A relocation package will be provided for you to help assist you in your move from Palm Springs to the Bay Area as follows:

•	Reimbursement for closing costs on the purchase of a new home in the Bay area in the first year of your employment up to 3%.

•	Temporary housing for up to 90 days.

•	Reimbursement for all reasonable costs associated with moving of household goods, including packing and unpacking.

Medical, dental and insurance programs are available and will become effective on the first of the month after one month of employment. You will receive three weeks of vacation. The details of these and other programs will be explained to you during your orientation.

If you are terminated for reasons other than “Cause” by the company, you will receive a severance payment equal to one year of your annual base salary at the time of termination. For purposes of this Agreement, the term “Cause” shall mean misconduct, including: (a) conviction or plea of guilty or nolo contendere to any felony or any crime involving moral turpitude or dishonesty; (b) participation in a fraud, constructive or otherwise against the

Company; (c) failure to substantially perform the duties and obligations of employment; (d) a material damage to the Company’s property; (e) a material violation of any contract or agreement binding the Company; or (f) any violation of a statutory duty you owe to the Company, (g) acting materially against the Company’s best interest.

The relationship that exists between you and the company is for an unspecified term and considered employment at will. The relationship can be terminated by you or the company “at will” at any time either with or without cause or advance notice. This “at will” agreement constitutes the entire agreement between the employee and the company on the subject of termination, and supersedes all prior agreements and cannot be changed by future events, even though other policies and procedures may change from time to time.

Russ, we would be delighted to have you join the Jamba Juice team and know you will make many contributions to the company. Please acknowledge the terms of this letter by returning one signed copy in the envelope provided. If you have any additional questions, please contact me on 415.865.1250.

Sincerely,

/s/ Paul Clayton
Paul E. Clayton, Jr. Chief Executive Officer

Acknowledged and Agreed

/s/ Russell Testa	Date: 2/3/04
Russell Testa